SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  UNITED STATES
                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-22953

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Pioneer Bank, FSB Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Pioneer Bank, FSB
         PO Box 846
         Baker City, Oregon  97814

Financial Statements and Exhibits
---------------------------------

(a)      Financial Statements

         Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2003 and 2002.

(b)      Exhibit 23.1 and 23.2 Consent of Independent Auditors

                                   SIGNATURES

         The Plan. Pursuant to the requirement of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        /s/ ANNE RAFFETTO
                                        ----------------------------------------
                                        Trustee, Pioneer Bank, FSB 401(k) Plan


                                        By: /s/ ANNE RAFFETTO
                                            ------------------------------------
                                            Anne Raffetto
                                            Human Resources Manager
                                            Pioneer Bank, FSB

Date: June 28, 2004

                                PIONEER BANK, FSB
                           PROFIT SHARING 401(K) PLAN

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM
                                       and
                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

TABLE OF CONTENTS
================================================================================


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1-2


FINANCIAL STATEMENTS

      Statement of net assets available for benefit                           3

      Statement of changes in net assets available for benefit                4

      Notes to financial statements                                         5-9


SUPPLEMENTAL INFORMATION

      Schedule H, Line 4i - Schedule of assets (held at end of year)         10

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Pioneer Bank, FSB Profit Sharing 401(k) Plan
Baker City, Oregon

We have audited the accompanying statement of net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.


/s/ BALUKOFF LINDSTROM & CO., P.A.

June 3, 2003
Boise, Idaho

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


To the Administrative Committee
Pioneer Bank, FSB Profit Sharing 401(k) Plan
Baker City, Oregon

We have audited the accompanying statement of net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets in liquidation available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further discussed in Note 3 to the financial statements, Pioneer Bank was acquired by FirstBank Northwest on October 31, 2003, which caused the Plan to terminate. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the 2002 financial statements to the liquidation basis used in presenting the 2003 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Spokane, Washington
May 6, 2004

PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
NET ASSETS AVAILABLE FOR BENEFIT
================================================================================

                                    ASSETS

                                                            December 31,
                                                     ---------------------------
                                                        2003             2002
                                                     ----------       ----------

Investment, at fair value
Mutual funds                                         $1,667,284       $2,120,949
Guaranteed interest account                             389,095          275,389
Common stock                                            181,634          923,545
Participants loans                                       76,244          110,173
                                                     ----------       ----------

         Total investments                            2,314,257        3,430,056
                                                     ----------       ----------

Receivables
   Employer matching contribution                           251               --
                                                     ----------       ----------

         NET ASSETS AVAILABLE FOR BENEFIT            $2,314,508       $3,430,056
                                                     ==========       ==========


See accompanying notes.                                                        3
================================================================================

PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
================================================================================

                                                              December 31, 2003
                                                              -----------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income
      Net apreciation in fair value of investments            $         858,041
      Interest and dividends                                              5,271
                                                              -----------------

                                                                        863,312
                                                              -----------------

   Contributions
      Participants                                                      234,406
      Employer matching                                                 127,316
                                                              -----------------

                                                                        361,722
                                                              -----------------

         Total additions                                              1,225,034
                                                              -----------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                      2,319,149
   Administrative expenses and other                                     21,433
                                                              -----------------

         Total deductions                                             2,340,582
                                                              -----------------

         Net decrease in net assets                                  (1,115,548)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  3,430,056
                                                              -----------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                $       2,314,508
                                                              =================


4                                                        See accompanying notes.
================================================================================

                                    PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 1 - Summary of Accounting Policies

Basis of accounting:
Since the Plan decided to liquidate, it measures its assets and liabilities at the amounts of cash expected in liquidation and reports changes in estimates when they are known. The adoption of the liquidation basis of accounting had no effect on the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

Investment valuation and income recognition:
Investments are stated at fair value based upon quoted market prices, except for participant loans that are stated at cost that approximates their fair value. Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of both realized and unrealized gains and losses on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Allowance for loss on receivables:
There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on October 30, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:
The Plan provides for various investment options in any combination of common stock, guaranteed investment accounts, and mutual funds. Investment securities of these types are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

                                                                               5
================================================================================

PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 1 - Summary of Accounting Policies (Continued)

Reclassifications:
Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Note 2 - Plan Description

General:
The following description of the Pioneer Bank, FSB Profit Sharing 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a profit sharing plan established July 1, 1959, to provide retirement and incidental benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Trustee:
Prudential Mutual Fund Management, Inc. is the Plan administrator and custodian. The Trustees are Michelle D. Kaseberg, William H. Winegar, Jonathan McCreary, and Anne Raffetto.

Eligibility:
All regular employees are eligible to participate in the Plan upon attaining the age of 18 and completing one hour of service.

Contributions:
Participants may elect to defer up to 10% of their annual compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service (see Plan amendment below). The Plan accepts rollover contributions of amounts distributed from another qualified plan or a qualified individual retirement account. Participants may elect to deposit their contributions in any of the investment options available.

The Employer makes dollar-for-dollar matching contributions to a participant's account up to a maximum of 3.33% of the participant's annual pretax compensation that is beneath the annual compensation limit imposed by the IRS.

Additional employer contributions may be made on a discretionary basis, in amounts determined by the employer annually. Employer contributions are allocated to all employees who are eligible for the Plan and employed on the last day of the Plan year, as well as employees who died or became disabled during the Plan year, and former employees who retired under the Plan. Employer contributions are allocated based on the ratio of each participant's compensation in relation to total compensation of all eligible participants. There were no discretionary contributions for the year ending December 31, 2003.

6
================================================================================

                                    PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 2 - Plan Description (Continued)

Vesting:
Participants are immediately vested in their voluntary contributions and any income or loss thereon. Vesting in the Company's matching or discretionary contribution portion of their accounts plus actual earnings or losses thereon is based on years of service. Participants become fully vested when six or more years of service is completed, depending on the date of hire. Prior to the completion of six years of service, the participant is vested on a graduated scale depending on date of hire. A participant may also become 100% vested after the attainment of normal retirement age, death, or disability.

Distributions:
Upon a participant's retirement, death or separation from service, participants may elect either a lump sum cash payment or, if the value of the benefit exceeds $5,000, approximate equal payments made at least once a year over a period not to exceed the life expectancy of the participant or beneficiary.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Forfeitures:
Upon termination of employment with the employer, participants are entitled to a distribution of their vested account balances. Forfeitures of terminated participant's non-vested benefits are applied to pay administrative expenses and reduce the employer's contributions to the Plan. For the years ended December 31, 2003 and 2002, there were $19,165 and $17,971, respectively, of forfeited account balances.

Participant accounts:
Each participant's account is credited with the employee's contributions and the employer's discretionary matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation.

Expenses:
Substantially all administration expenses of the Plan are paid by the employer on behalf of the Plan and will not be reimbursed. The participant pays expenses incident to certain transactions.

Participant loans:
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment to the loan fund. Payments on loans are treated as a transfer from the loan fund to the investment. Loan terms generally range from one to ten years with principal and interest payments monthly. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

                                                                               7
================================================================================

PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 2 - Plan Description (Continued)

Plan amendments:
The Plan was amended during 2003 to allow for an increase the maximum elective deferral amount. The maximum elective deferral was increased from 10% to 100% of each eligible participant's compensation to the maximum dollar amount permitted under Code 402(g).

Note 3 - Liquidation Plan

On October 31, 2003, Oregon Trail Financial Corporation, the holding company of Pioneer Bank, was acquired by FirstBank Northwest. This acquisition of the Bank resulted in the termination of the Plan. Upon receipt of the determination letter from the IRS, distribution paperwork was sent to all plan participants. The funds are distributed to the participant once the distribution paperwork is returned to the third party administrator. As of June 15, 2004, all assets have been distributed.

Note 4 - Investments

At December 31, 2003 and 2002, investments that constitute 5% of Plan assets are as follows:

                                                        2003             2002
                                                     ----------       ----------

Mutual Funds:
   Prudential Money Market fund                      $  191,007       $   43,897
   Prudential Jennison Growth Fund                      255,666          335,398
Putman International Growth Fund                        248,057          299,574
Putman New Opportunities Fund                           198,207          207,159
AIM Constellation Fund                                  203,991          291,086
Fidelity Advisor Equity Income Fund                     170,071          285,753
Other mutual funds                                      400,285          658,082
                                                     ----------       ----------

Total mutual funds                                    1,667,284        2,120,949
                                                     ----------       ----------

Guaranteed interest accounts                            389,095          275,389
                                                     ----------       ----------

Common Stocks:
   Oregon Trail Financial Corp.                              --          923,545
FirstBank NW Corp.                                      181,634               --
                                                     ----------       ----------

                                                        181,634          923,545
                                                     ----------       ----------

Participant loans                                        76,244          110,173
                                                     ----------       ----------

                                                     $2,314,257       $3,430,056
                                                     ==========       ==========

8
================================================================================

                                    PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

Note 4 - Investments (Continued)

During 2003, the Plan's investments (including investments bought, sold, and held during the period) appreciated in value as follows:

Mutual funds                                                          $  663,412
Common stock                                                             194,629
                                                                      ----------

      NET APPRECIATION OF FAIR VALUE OF INVESTMENTS                   $  858,041
                                                                      ==========

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Note 5 - Guaranteed Interest Accounts

The Plan invests in pooled guaranteed interest accounts with an average return of 7.49% and 5.0% for the years ended December 31, 2003 and 2002, respectively.

Note 6 - Related Parties

Oregon Trail Financial Corporation is the savings and loan holding company of the plan sponsor, Pioneer Bank. Oregon Trail Financial Corporation stock is an investment option available to all participants within the Plan. On October 31, 2003, Oregon Trail Financial Corporation was acquired by FirstBank Northwest. Upon acquisition the Plan was terminated and contributions to the Plan ceased. All of the Oregon Trail Financial Corporation stock in the Plan was converted to cash and FirstBank NW Corp Stock.

Note 7 - Income Tax Status

The Plan obtained its latest determination letter on October 30, 2003, in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not be amended since receiving the determination letter.

Note 8 - Party in Interest Transactions

Certain Plan investments are shares of mutual funds managed by Prudential Retirement Services. Prudential Retirement Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. The Plan also allows for loans to participants, which also qualify as party in interest transactions.

                                                                               9
================================================================================

                                    PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
                         SCHEDULE H, LINE 41 - SCHEDULE OF ASSETS IN LIQUIDATION
                                                           (HELD AT END OF YEAR)
================================================================================

                                                                     December 31, 2003
                                                 -------------------------------------------------------
                                                  Description of
                                                    Investment,
                                                including Maturity
                                                  Date, Rate of
           Identity of Issue,                  Interest, Collateral,
         Borrower, Lessor, or                    Par, or Maturity
            Similar Party                             Value                 Cost          Current Value
-------------------------------------------    ---------------------    ------------     ---------------
*Prudential Investments
   Prudential Money Market fund                    Mutual Fund               **           $   191,007
   Equity Fund                                     Mutual Fund               **                31,540
   Global Growth Fund                              Mutual Fund               **                19,013
   High Yield Fund                                 Mutual Fund               **                57,395
   Short-Term Corporate Bond Fund                  Mutual Fund               **                92,104
   Stock Index Fund                                Mutual Fund               **                 9,447
   Jennison Growth Fund                            Mutual Fund               **               255,666
   Jennison Equity Opp A                           Mutual Fund               **                21,889
   Prudential US Emerging Growth Fund              Mutual Fund               **                 6,071
   Prudential Natural Resources Fund               Mutual Fund               **                 8,556
Putnam Investments
   International Growth Fund                       Mutual Fund               **               248,057
   New Opportunities Fund                          Mutual Fund               **               198,207
   OTC Emerging Growth Fund                        Mutual Fund               **                87,738
Davis Investments
   Davis Growth Opportunity A                      Mutual Fund               **                 7,140
PIMCO Investments
   PIMCO Small Cap Value A                         Mutual Fund               **                10,660
Oppenheimer Investments
   Quest Global Value A                            Mutual Fund               **                 1,787
   Quest Balanced Value A                          Mutual Fund               **                26,703
AIM Investments
   Constellation Fund                              Mutual Fund               **               203,991
   Global Growth Fund                              Mutual Fund               **                   894
Fidelity Advisor
   Equity Income Fund                              Mutual Fund               **               170,071
John Hancock                                       Mutual Fund
   Technology Fund                                 Mutual Fund               **                19,348
Company Stock
*FirstBank NW                                                                **               181,634
Guaranteed interest accounts
GIA Accounts                                                                 **               389,095
Loans
*Participant loans                                4.00% - 8.80%               -                76,244
                                                                                          -----------

                                                                                          $ 2,314,257
                                                                                          ===========

 * - A party in interest as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

                                                                              10
================================================================================